FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

1.	Reporting Issuer

Wheaton River Minerals Ltd. (“Wheaton”) 1560-200 Burrard Street Vancouver, BC V6C 3L6

2.	Date of Material Change

July 26, 2004

3.	News Release

A news release with respect to the material change referred to in this report was issued through newswire services on July 26, 2004 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Wheaton announced that the Board of Directors of Wheaton, based on the recommendation of its Special Committee, have concluded that they are unable to make a recommendation at this time to shareholders to accept or reject the tender offer made by Coeur d’Alene Mines Corporation (“Coeur”) to Wheaton’s United States shareholders. WHEATON’S BOARD ALSO RECOMMENDS THAT SHAREHOLDERS DO NOT TENDER THEIR SHARES TO COEUR’S U.S. OFFER OR TAKE ANY OTHER ACTION UNTIL THEY HAVE RECEIVED A FURTHER RECOMMENDATION FROM THE WHEATON BOARD.

In connection with its response to Coeur’s offer to Wheaton’s United States shareholders, Wheaton has filed a Schedule 14D-9 with the U.S. Securities and Exchange Commission.

Wheaton has requested Coeur to confirm that Coeur will not take up and pay for Wheaton shares under its U.S. tender offer unless, and until, it provides Wheaton shareholders resident in Canada with the same opportunity on the exact same terms and conditions. To date, Wheaton has not received this confirmation.

Once Coeur’s offer is made to all shareholders of Wheaton in Canada, Wheaton’s Board of Directors and Special Committee will carefully review Coeur’s offer and provide its response within the time period prescribed by law.

5.	Full Description of Material Change

On June 23, 2004, Coeur announced that it would be making a tender offer to acquire all outstanding shares of Wheaton. On July 13, 2004, Coeur issued a press release announcing that it had mailed its tender offer documents to Wheaton shareholders. The press release failed to disclose that Coeur’s tender offer was not made to Wheaton’s Canadian shareholders. On July 14, 2004, at the request of the British Columbia Securities Commission, Coeur issued a press release correcting that announcement by announcing that the tender offer had only been made to Wheaton shareholders in the United States and that Coeur would be making an offer to Wheaton’s Canadian shareholders “shortly”. Thirty-two days have passed since Coeur announced that it would be making a tender offer to all Wheaton shareholders and thirteen days have passed since the commencement of Coeur’s tender offer in the United States only and no offer has yet been made by Coeur to Wheaton’s Canadian shareholders. By making the offer only to Wheaton shareholders in the United States, Coeur has created confusion among the Wheaton shareholders and the investing public.

On July 26, 2004, Wheaton announced that the Board of Directors of Wheaton, based on the recommendation of its Special Committee, have concluded that they are unable to make a recommendation at this time to shareholders to accept or reject the tender offer made by Coeur to Wheaton’s United States shareholders. WHEATON’S BOARD ALSO RECOMMENDS THAT SHAREHOLDERS DO NOT TENDER THEIR SHARES TO COEUR’S U.S. OFFER OR TAKE ANY OTHER ACTION UNTIL THEY HAVE RECEIVED A FURTHER RECOMMENDATION FROM THE WHEATON BOARD.

In connection with its response to Coeur’s offer to Wheaton’s United States shareholders, Wheaton has filed a Schedule 14D-9 with the U.S. Securities and Exchange Commission.

The principal reasons for not making a recommendation at this time were:

•	The Coeur offer has not been made to all Wheaton shareholders and therefore it is not appropriate to make a recommendation to only some of the Wheaton shareholders.

•	Coeur has stated that it will be making an offer to Wheaton’s Canadian shareholders “shortly”.

•	If, and when, an offer is made by Coeur to Wheaton shareholders in Canada such offer may provide additional material information relevant to the Special Committee’s recommendations. The Special Committee and the Board of Directors will then make a recommendation to all Wheaton shareholders after all information regarding the Coeur offer is available.

•	The offer by Couer is subject to conditions that cannot be satisfied unless an offer is made to Wheaton’s Canadian shareholders.

Wheaton has requested Coeur to confirm that Coeur will not take up and pay for Wheaton shares under its U.S. tender offer unless, and until, it provides Wheaton shareholders resident in Canada with the same opportunity on the exact same terms and conditions. To date, Wheaton has not received this confirmation.

Once Coeur’s offer is made to all shareholders of Wheaton in Canada, Wheaton’s Board of Directors and Special Committee will carefully review Coeur’s offer and provide its response within the time period prescribed by law.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer at (604) 696-3000.

DATED this 29th day of July, 2004.

Per:	/s/ Ian W. Telfer

Ian W. Telfer
Chairman and Chief Executive Officer